Exhibit 99.1

Summit Therapeutics plc

(“Summit” or the “Company”)

SUMMIT THERAPEUTICS ANNOUNCES PROPOSED PUBLIC OFFERING OF $15.0 MILLION OF AMERICAN DEPOSITARY SHARES

Oxford, UK, 13 September 2017 Summit Therapeutics plc (NASDAQ: SMMT/AIM: SUMM), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy and C. difficile infection, announces that it is commencing an underwritten public offering of $15.0 million of American Depositary Shares (“ADSs”) pursuant to a shelf registration statement that was previously filed with and declared effective by the Securities and Exchange Commission (“SEC”). All of the ADSs in the offering are to be sold by Summit. Each ADS will represent five ordinary shares of Summit. Summit’s ADSs trade on the NASDAQ Global Market, and Summit’s ordinary shares trade on the AIM market of the London Stock Exchange.

Canaccord Genuity Inc. and JMP Securities LLC are acting as joint lead book-running managers for the offering.

The offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed.

The securities will be issued and sold pursuant to an effective shelf registration statement (including a base prospectus) that was previously filed with the SEC. A preliminary prospectus supplement relating to this offering will be filed with the SEC. When available, copies of the preliminary prospectus supplement and accompanying prospectus relating the offering may be obtained by contacting Canaccord Genuity Inc., Attention: Syndicate Department, 99 High Street, 12th Floor, Boston, Massachusetts 02110, telephone: +1 (617) 371-3900 or JMP Securities LLC, Prospectus Department, 600 Montgomery Street, 10th Floor, San Francisco, California 94111, telephone: +1 (415) 835- 8985.

Before investing in the offering, interested parties should read the prospectus supplement and the accompanying prospectus for the offering and the other documents Summit has filed with the SEC, which are incorporated by reference in the prospectus supplement and the accompanying prospectus for the offering and provide more complete information about Summit and the offering.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. In particular, and without limitation, no offer of securities to the public (as that term is understood in the EU Prospectus Directive) is being made in the United Kingdom or in any other country in the European Economic Area which has implemented the EU Prospectus Directive.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialization of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease Clostridium difficile infection.

Forward Looking Statements

Any statements in this press release about Summit’s future expectations, plans and prospects, including but not limited to, statements about whether or not Summit will consummate the offering and the anticipated use of the proceeds from the offering, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: market conditions, the ability to complete the offering, the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from on-going and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for Summit’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that Summit makes with the Securities and Exchange Commission, including Summit’s Annual Report on Form 20-F for the fiscal year ended January 31, 2017 and the preliminary prospectus supplement related to the proposed offering filed with the Securities and Exchange Commission on the date of this press release. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this press release represent Summit’s views only as of the date of this release and should not be relied upon as representing Summit’s views as of any subsequent date. Summit specifically disclaims any obligation to update any forward-looking statements included in this press release.